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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT

Filed Pursuant to General Instruction
II.L. of Form F-10;
File No. 333-252171

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated February 25, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of the securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See "Plan of Distribution."

Information has been incorporated by reference in this prospectus supplement and the short form base shelf prospectus to which it relates from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Almaden Minerals Ltd. at Suite 210, 1333 Johnston Street, Vancouver, British Columbia, V6H 3R9, telephone (604) 689-7644, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated February 25, 2021

New Issue	March 17, 2021

ALMADEN MINERALS LTD.
US$10,300,000

15,846,154 Common Shares
7,923,077 Common Share Purchase Warrants

This prospectus supplement (the "Prospectus Supplement"), together with the short form base shelf prospectus dated February 25, 2021 (the "Base Shelf Prospectus" and together with the Prospectus Supplement, the "Prospectus") qualifies the distribution of 15,846,154 common shares (the "Offered Shares") of Almaden Minerals Ltd. (the "Company", "Almaden", "we", "us" or "our"), directly to certain purchasers (the "Purchasers"), at a price of US$0.65 per Offered Share (the "Offering Price"). The Company has also agreed to issue to the Purchasers, for no additional consideration, one half of one common share purchase warrant (each whole warrant, a "Warrant") for each Offered Share purchased by the Purchasers, and this Prospectus Supplement also qualifies the distribution of 7,923,077 Warrants to the Purchasers. Each whole Warrant will entitle the holder to purchase one common share of the Company (a "Warrant Share") at a price of US$0.80 per Warrant Share at any time following issuance until the date that is three years after the date of issuance. See "Description of Securities". The Offered Shares and the Warrants are collectively referred to in this Prospectus Supplement as the "Offered Securities" and the issuance and sale of the Offered Securities to the Purchasers is referred to in this Prospectus Supplement as the "Offering". All of the Purchasers of the Offered Securities will be in the United States.

This Prospectus Supplement also qualifies for distribution, 7,923,077 Warrant Shares and 435,769 AGP Warrant Shares (as defined below) issuable from time to time on exercise of the Warrants and AGP Warrants (as defined below) issuable under this Prospectus Supplement, and such indeterminate number of additional Warrant Shares and AGP Warrant Shares that may be issuable by reason of the anti-dilution provisions forming part of the terms and conditions of the Warrants.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies.

You should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the sections of this Prospectus Supplement entitled "Certain Canadian and Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" and "Risk Factors" in this Prospectus Supplement, the accompanying Base Shelf Prospectus, and the documents incorporated by reference herein.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of British Columbia, that some or all of our officers and directors are residents of Canada, that some or all of the agents or experts named in the registration statement of which this Prospectus forms a part may be residents of a foreign country, and that all or a substantial portion of our assets and the assets of those persons are located outside the United States. See "Enforceability of Certain Civil Liabilities."

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state or Canadian securities regulator has approved or disapproved the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Offered Securities are not being offered or sold in any jurisdiction in Canada. The Offering is being made in the United States only as a registered direct offering under the Company's Base Shelf Prospectus, filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the "Registration Statement") filed by the Company with the SEC under the U.S./Canada Multijurisdictional Disclosure System.

The Company's common shares ("Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AMM" and on the NYSE American (the "NYSE American") under the symbol "AAU." On March 15, 2021, the last trading day prior to the date of the Offering, the closing price of the Common Shares on the TSX was $0.90 and the closing price of the Common Shares on the NYSE American was US$0.7284.

A.G.P./Alliance Global Partners ("AGP" or the "Placement Agent") is acting as sole placement agent for the Offering pursuant to the terms and conditions of a placement agreement, dated as of March 16, 2021, between the Company and AGP (the "Placement Agreement"). This Prospectus Supplement qualifies the distribution of the Offered Securities from Canada to the United States. AGP has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Securities offered hereby. The Offered Securities will be sold directly to the Purchasers pursuant to a securities purchase agreement dated March 16, 2021 between the Company and the purchasers who are signatories thereto (the "Purchase Agreement"). The Offering Price was determined by arm's length negotiation between the Company, the Placement Agent and the Purchasers. The closing of the Offering is anticipated to be on or about March 18, 2021 or such other date as may be agreed upon between the Company and the Placement Agent (the "Closing Date"). See "Plan of Distribution".

Price: US$0.65 per Offered Share

	Price to the Public	Agent's Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	US$0.65	US$0.04225	US$0.60775
Total	US$10,300,000.10	US$669,500.00	US$9,630,500.09

Notes:

(1)
The Company has agreed to pay to AGP a fee (the "Agent's Fee") equal to 6.5% of the gross proceeds realized from the Offering in consideration for their services rendered in connection with the Offering. As additional compensation, the Company has agreed to issue that number of warrants (the "AGP Warrants") to the Underwriter as is equal to 2.75% of the total number of Offered Shares sold under the Offering on the Closing Date. Each AGP Warrant will entitle AGP to purchase one Common Share (an "AGP Warrant Share") at a price of US$0.80 per AGP Warrant Share at any time following issuance until the date that is three years after the date of issuance. This Prospectus Supplement qualifies the distribution of the AGP Warrants and the AGP Warrant Shares. In addition, the Company has agreed to reimburse the Placement Agent for the fees and disbursements of its counsel and clearing agent fees in an amount not to exceed US$50,000 and to reimburse up to $15,000 for other non-accountable expenses of the Placement Agent.

(2)
After deducting the Agent's Fee but before deducting the expenses of the Offering payable by the Company, which are estimated to be approximately US$150,000.

The following table sets out the number of securities that may be issued by the Company pursuant to the AGP Warrants:

Placement Agent's Position	Number of Securities Available	Exercise Period	Exercise Price
435,769 AGP Warrants	435,769 AGP Warrant Shares	Up to three years following the Closing Date	$0.80 per AGP Warrant Share

The Company has applied to list the Offered Shares, the Warrant Shares and the AGP Warrant Shares on the NYSE American. Listing will be subject to our fulfillment of all the requirements of the NYSE American. We have also applied to list the Offered Shares, the Warrant Shares and the AGP Warrant Shares on the TSX. Listing will be subject to our fulfillment of all the requirements of the TSX. For the purposes of TSX approval of the offering, we are relying on the exemption set forth in Section 602.1 of the TSX Company Manual available to "Eligible Interlisted Issuers," since the Company's common shares are also listed on the NYSE American and had less than 25% of the overall trading volume of our listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to the TSX to approve the offering.

There is no established trading market for the Warrants, and the Company does not expect such a market to develop. In addition, the Company does not plan on making an application to list the Warrants on the TSX, NYSE, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See "Risk Factors".

Investing in our securities involves a high degree of risk. You should carefully read the "Risk Factors" section in this Prospectus Supplement, the accompanying Base Shelf Prospectus, and the documents incorporated by reference herein and therein, as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" in this Prospectus Supplement, and consider such notes and information in connection with an investment in any securities.

Neither AGP, any affiliate of AGP nor any person or company acting jointly or in concert with AGP, has over-allotted, or will over-allot, the Common Shares in connection with this offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Offered Shares will be delivered to the Purchasers in global form through the Depository Trust Company or Withdrawal at Custodian system on the Closing Date. Definitive certificates representing the Warrants will be available for delivery to the Purchasers on the Closing Date.

The Company's head office is located at Suite 210, 1333 Johnston Street, Vancouver, British Columbia, V6H 3R9 and its registered office is located at 1177 West Hastings Street, Suite 1710, Vancouver, BC, Canada, V6E 2L3.

Edward Wellman and R. Breese Burnley, each a person named as having prepared or certified a report which is referenced in this Prospectus or in a document incorporated by reference, reside outside of Canada (see "Interests of Experts" below). Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

Sole Placement Agent

A.G.P.

The date of this Prospectus Supplement is March 17, 2021

PROSPECTUS SUPPLEMENT

S-i

BASE SHELF PROSPECTUS

        Readers should rely only on the information contained or incorporated by reference in the Prospectus. The Company has not authorized anyone to provide readers with different information. The Company is not making an offer to sell the Offered Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus or of any sale of the Offered Securities. Information contained on the Company's website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Securities.

        References to "Almaden", the "Company", "we" or "us" include direct and indirect subsidiaries of Almaden, where applicable, unless the context requires otherwise.

S-ii

IMPORTANT NOTICE

        This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities that are being offered pursuant to this Prospectus Supplement and the method of distribution of those securities and also supplements and updates information regarding the Company contained in the accompanying Base Shelf Prospectus. The second part is the Base Shelf Prospectus, which gives more general information about the securities we may offer from time to time, some of which may not apply to the securities offered pursuant to this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of this Offering. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Base Shelf Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the Base Shelf Prospectus together with the additional information about us to which we refer you in the sections of this Prospectus Supplement titled "Documents Incorporated by Reference" and "Where You Can Find More Information."

        You should rely only on information contained in this Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents we incorporate by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. The Offered Securities will be offered only in jurisdictions where such offers are permitted by law. The information contained in this Prospectus Supplement and the accompanying Base Shelf Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Base Shelf Prospectus.

        We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is part of a "shelf" registration statement on Form F-10 that we filed with the SEC. The shelf registration statement was declared effective by the SEC on February 26, 2021. This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

        This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Base Shelf Prospectus. See the section titled "Documents Incorporated by Reference."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus, including the documents incorporated by reference herein, contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable United States securities laws (referred to herein as "forward-looking information"). Forward-looking information includes statements that use forward-looking terminology such as "plans", "expects", "budget", "estimates", "intends", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements included in or incorporated by reference into this Prospectus include, but are not limited to, statements with respect to: the amount of proceeds raised under the Offering, the expected use of proceeds, anticipated results and developments in the Company's operations; planned exploration and development on the Company's Ixtaca gold and silver project on the Tuligtic Property (the "Ixtaca Project"); planned expenditures and budgets and the execution thereof; the feasibility of the Ixtaca Project; the Company's forecasts and expected cash flows; the Company's projected capital and operating costs; the Company's expectations regarding mining and metallurgical recoveries; mine life and production rates; disclosure regarding the permitting review process for the Ixtaca Project; the impact of legal actions in Mexico including the impact of the Amparo (as defined below) proceedings; the Company's plans to re-submit a revised MIA to Secretaría de Medio Ambiente y Recurso Naturales' ("SEMARNAT"); the potential timing of the MIA resubmission; plans to continue regional exploration in an effort to expand the known resource at the Ixtaca Project; the expected extension of the Rock Creek Mill storage; the Company's belief that the Ixtaca Project will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond, the Company's expectation that the project would employ over 400 people over an 11-year mine life and would also provide updated infrastructure to the region, the impact of the project's proposed drystack tailing facilities, the Company's belief that the Ixtaca Project can be a showcase for modern, responsible mineral development in Mexico and define new ground in the realm of sustainable mining; the potential impact of ore sorting results on project economics and design; the potential for further discoveries within the Ixtaca Project area; disclosure regarding potential project financing; permitting time lines and requirements; requirements for additional capital and expected use of proceeds; the Company's cash resources and their adequacy to meet the Company's working capital and mineral exploration needs for its next fiscal year; the possible effect of changes in interest rates and exchange rates on the Company's future operations; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

        Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus including, without limitation, assumptions about: both Almaden's and the applicable Mexican authorities' legal positions; the permitting and legal regimes in Mexico; future economic and political conditions; the timing and costs of future activities on the Company's properties, including but not limited to development and operating costs in the event that a production decision is made; success, timing, accuracy and results of exploration and drilling programs (including metallurgical testing), development and environmental protection and remediation activities; stability and predictability in Mexico's mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; future currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; the ability to comply with environmental, health and safety laws; favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Ixtaca Project; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future metal prices; the current exploration, development, environmental and other objectives concerning the Ixtaca Project being achieved and other corporate activities proceeding as expected; that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated; the accuracy of any mineral reserve and mineral resource estimates; the timing and reliability of sampling and assay data; the accuracy of budgeted exploration and development costs and expenditures; the cut-off grades; the taxation policies which will apply to the Ixtaca Project being consistent with the Company's expectations; the price of other commodities such as fuel; rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; that all necessary governmental and third party approvals, licences and permits for the planned exploration, development and environmental protection activities will be obtained in a timely manner and on favourable terms; obtaining required renewals for existing approvals; sustained labour stability; positive relations with local groups and the Company's ability to meet any obligations under agreements with such groups; stability in financial and capital goods markets; and availability of equipment.

        While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

        Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks related to: resource exploration and development; uncertainty in developing a commercially viable mining operation; impact of environmental impact assessment requirements on the Company's planned exploration and development activities on the Ixtaca Project; history of net losses; lack of cash flow and assurance of profitability; the need for additional capital; uncertainty of obtaining additional funding requirements; governmental regulations and the ability to obtain necessary licences and permits; possible dilution to present and prospective shareholders; the material risk of dilution presented by a large number of outstanding share purchase options and warrants; volatility of share price; mineral prices not supporting corporate profit; unfavourable laws and regulations; political risk in Mexico, crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican rules and regulations; certainty of mineral title and the outcome of litigation; political, economic and social uncertainties; community relations; uncertainty of reserves and mineralization estimates; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in environmental laws; dependence on management and other key personnel; conflicts of interest; foreign operations; changes to Mexican mining taxes; foreign currency fluctuations; operating hazards and risks associated with the mining industry; the ability to manage growth; competition from other mining exploration companies; lack of a dividend policy; cybersecurity risks; foreign incorporation and civil liabilities; the Company being deemed a passive foreign investment company; the relatively low trading volume of the Common Shares; impairment of exploration and evaluation assets; changes in project parameters as plans continue to be refined; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; availability of third party contractors; failure of equipment to operate as anticipated; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restriction operations; the Company's dependence on one mineral project; and the unknown direct and indirect consequences of the COVID-19 pandemic, as well as those factors discussed under the heading "Risks and Uncertainties" in the Annual MD&A (defined below) and in the sections entitled "Item 3. Key Information — Risk Factors", "Item 4. Information on the Company — Business Overview", "Item 4. Information on the Company — Principal Property Interests" and "Item 5. Operating and Financial Review and Prospects" in the Company's Annual Information Form (defined below) and all exhibits attached thereto. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See "Risk Factors" for a discussion of certain factors investors should carefully consider before deciding to invest in the Common Shares.

        The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

        Forward-looking information contained herein is made as of the date of this Prospectus and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

        The disclosure in this Prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. Accordingly, information contained in this Prospectus containing descriptions of the Company's mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION

        Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        The financial statements of the Company incorporated by reference in this Prospectus are reported in Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as "dollars", "$" or "C$". United States dollars are referred to as "US$".

        Potential purchasers should be aware that foreign exchange rate fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to future currency values. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

        The high, low and average rates for the United States dollar in terms of the Canadian dollars for each of the years ended December 31, 2019 and 2018 and each of the two most recent nine-month periods ended September 30 as quoted by the Bank of Canada, were as follows:

	Nine Months ended Sept 30 (C$)		Year ended December 31 (C$)
	2020	2019	2019	2018
High	1.4496	1.3600	1.3600	1.3642
Low	1.2970	1.3038	1.2988	1.2288
Average	1.3541	1.3292	1.3269	1.2957

        On March 16, 2021, the daily average exchange rate for United States dollars expressed in terms of the Canadian dollar, as reported by the Bank of Canada, was US$1.00 = C$1.2455.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the applicable provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of the Company at Suite 210, 1333 Johnston Street, Vancouver, British Columbia, V6H 3R9 and are also available electronically in Canada at www.sedar.com. The filings of the Company on SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

        The following documents, filed by the Company with the securities commissions or similar authorities in each of the applicable provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  annual information form of the Company filed on Form 20-F for the year ended December 31, 2019 (the "Annual Information Form");

  (b)
  the audited consolidated financial statements of the Company for the years ended December 31, 2019, 2018 and 2017, together with the independent registered public accounting firm's report thereon and the notes thereto;

  (c)
  management's discussion and analysis of the Company for the year ended December 31, 2019 (the "Annual MD&A");

  (d)
  the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020 (the "Interim FS") but excluding the "Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements" contained in the Interim FS;

  (e)
  management's discussion and analysis for the nine months ended September 30, 2020;

  (f)
  the management information circular of the Company dated May 20, 2020 prepared in connection with the annual general meeting of shareholders of the Company held on June 30, 2020;

  (g)
  the material change report filed on August 6, 2020 with respect to the closing of the Company's non-brokered private placement;

  (h)
  the material change report filed on March 31, 2020 with respect to the closing of the Company's non-brokered private placement; and

  (i)
  the material change report filed on December 22, 2020 with respect to an update on permitting for the Ixtaca Project.

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The Company may also incorporate other information filed with or furnished to the SEC under the Exchange Act, provided that information included in any report on Form 6-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K.

        Upon a new annual information form and the related annual financial statements being filed by the Company with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements (and related management's discussion and analysis for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Company's securities. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management's discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in this Prospectus under the heading "Documents Incorporated by Reference," the Placement Agreement and Purchase Agreement have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the registration statement insofar as required by the SEC's Form F- 10.

THE COMPANY

        The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The sole mineral property owned by the Company is the Tuligtic Property which hosts the Ixtaca Project, located in Puebla State, Mexico. The Ixtaca Project is 100% owned by the Company, subject to a 2% net smelter return royalty held by Almadex Minerals Ltd. The Ixtaca Project is at the exploration and development stage.

        For a further description of the business of the Company, see the item entitled "Information on the Company" in the Annual Information Form.

RECENT UPDATES

Permitting Update

        On December 21, 2020, the Company announced that it has received notification from the Mexican federal permitting authority, SEMARNAT, that the Company's initial environmental permit application ("MIA"), a required permit in order to proceed to construction and operation of the Ixtaca Project, did not receive approval. The Company originally submitted the MIA in early 2019.

        The Company notes that since submitting its original MIA application there have been three different changes of the minister in charge of SEMARNAT. Although there have not been any substantive changes in that time to the laws that govern the mining industry, the social and political dialogue surrounding the role and responsibilities of mining in Mexico has been dynamic. For example, in an address to the Mexican Congress on November 4, 2020, the current head of SEMARNAT stated that no new open pit mining concessions would be allowed in Mexico, notwithstanding the absence of any current statutory prohibitions under Mexican law.

        The reasons cited by SEMARNAT for not approving the MIA include insufficient technical information regarding the impacts of the Ixtaca Project on the environment, local and regional area. Although not formally vested with authority on indigenous matters under a specific local body of law, SEMARNAT also expressed its opinion that indigenous persons are present in the area affected by the Ixtaca Project and indicated that this needs to be addressed in the context of obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities.

        Following its review of SEMARNAT's reasons, the Company engaged in conversations with a range of project and industry stakeholders in Mexico. Almaden remains convinced that the Ixtaca Project can be a showcase for modern, responsible mineral development in Mexico and to define new ground in the realm of sustainable mining. Accordingly, during 2021 the Company will be working towards submitting a revised MIA permit application which incorporates additional data presently available to the Company as well as data to be gathered in further field studies. In the meantime, the Company also plans to continue regional exploration in an effort to expand the known resource at the Ixtaca Project.

        There is no assurance that any future MIA permit application will be successful. Such an application may be subject to challenge or litigation by third parties, which may delay any decision in respect of the MIA application or which may inhibit the Company's ability to proceed with the Ixtaca Project even in the event of a positive outcome to the MIA application. Under Mexican law, in addition to the MIA permit, a number of additional permits from Federal, State, and Municipal authorities, including a Change of Use of Land permit, an explosives permit, a water usage permit, and permits relating to power line construction and electrical use, among others, will be required in order to proceed to construction and operation of the Ixtaca Project. Almaden reiterates its commitment to comply with Mexican law.

        Almaden is able to access and conduct exploration activities at the Ixtaca Project, including exploration drilling and field activities relating to the preparation of permits necessary for construction and operation of the Ixtaca Project without a MIA permit.

Mineral Title Lawsuit Update

        In April 2019, in a lawsuit (the "Amparo") involving mining concessions held by Almaden which includes the Ixtaca Project, a lower court in Puebla State ruled that Mexico's mineral title system is unconstitutional on the basis that consultation of indigenous communities is not required before the granting of mineral title.

        Mexico's Federal Congress, Senate and Ministry of the Economy have each filed appeals against this decision before the Collegiate (appeals) Court in Mexico, as has the Company as an "interested party" in the action. The Company is not able to provide a timeframe regarding when a decision may be forthcoming from the Collegiate Court. The operations of the Collegiate Courts have been disrupted by the COVID — 19 pandemic and normal response times have been substantially delayed. The Company is able to access and work on the Ixtaca Project while the Amparo is before the Collegiate Court.

        On January 13, 2021, the Second Chamber of the Supreme Court of Justice of the Nation ("SCJN") issued a decision concerning a mining property in north Puebla state owned by a company unrelated to Almaden, where the constitutionality of Mexico's mining laws had been challenged. The SCJN, in a unanimous decision, confirmed that Mexico's mining law is constitutional. The Company's Mexican constitutional law attorney has advised that this decision will have to be taken into account in the Amparo being appealed before the Collegiate Court.

        In September, 2020, the second district court in Puebla State informed SEMARNAT that the existence of the Amparo does not prevent SEMARNAT from resolving a MIA in respect of the Ixtaca Project and that SEMARNAT is free to act within its jurisdiction and authority in respect of a MIA review.

        The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. In the event of a negative outcome on the Amparo, as a result of a new MIA application, or for other reasons, consultation with indigenous communities by Mexican authorities and the Company may be required as a part of the permitting process for the Ixtaca Project. In the event consultation is required, this may halt or result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

Mineral Tenure Update

        On December 1, 2020, the Company announced that a Mexican court denied the appeal filed by the Company in October 2019 objecting to the reinstatement by the Mexican mining authorities of approximately 7,000 Ha of mineral claims surrounding the Ixtaca Project, which the Company had previously dropped. This court decision upheld the action of Mexican mining authorities that reinstated the Company's original mineral claims covering the Ixtaca Project (the "Original Concessions") as the Company's sole mineral claims over the Ixtaca Project, and leaving the reduced mineral claims the Company was awarded in 2017 (the "New Concessions") as held without effect.

        The Company is currently studying the reasons for this judgement in order to plan next steps. In the meantime, the Original Concessions provide the Company with the same exploration and mining rights over the Company's Ixtaca Project as the New Concessions would, with the exception that the Company's mineral rights in the area are 7,000 Ha larger than they would otherwise be. The Company may not access or conduct any mining activities (including exploration/drilling activities) on the surface land of the Ejido Tecoltemi which constitutes 330 hectares at the extreme southeast edge of the Original Concessions in an area which the Company had sought to drop from its reduced mineral claims (the "Ejido Lands"). The Original Concessions over the Ejido Lands are subject to the Amparo. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project. Almaden continues to file taxes and assessment reports on the basis of the reduced concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding taxes on the Original Concessions. Almaden is presently working to clarify what additional taxes, if any, may be payable on the Original Concessions.

Update on Ixtaca Project

        On December 11, 2018, the Company announced the results of a feasibility study titled "Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study", which was prepared in accordance with NI 43-101. An update to the feasibility study was filed on SEDAR on October 3, 2019 (the "Technical Report").

        Certain feasibility study highlights are provided below. (Base case uses US$1,275 gold per ounce and US$17 per ounce silver prices. Gold and silver equivalency calculations assume a 75:1 ratio).

  •
  Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over the first six years;

  •
  After-tax internal rate of return of 42% and after-tax payback period of 1.9 years;

  •
  After-tax net present value of US$310 million at a 5% discount rate; and

  •
  Initial capital cost estimate of US$174 million.

        To date, the Company has invested approximately US$58 million in the discovery and advancement of the Ixtaca Project. In addition to the capital cost estimate of US$174 million, none of which has been spent to date, the Company anticipates incurring additional project expenditures of less than $10 million, exclusive of corporate general, administrative, discretionary exploration drilling, and financing costs, through to the commencement of construction, with such amounts relating to permitting costs, land acquisition, mill storage, and contingencies. Land acquisition costs generally refer to private acquisition agreements with surface landowners in order to facilitate the Change of Use of Land permit. The $10 million expenditure mentioned in this paragraph is not required for the purposes of maintaining the Ixtaca Project. Funding of this expenditure is anticipated to come through future equity offerings of the Company.

        The Company expects to keep the Rock Creek Mill in storage until the MIA permit is approved. The Rock Creek Mill has been dismantled and prepared for shipping.

        The significant events remaining prior to being in a position to commence construction are as follows:

  •
  MIA permit application and approval.

  •
  Change of Use of Land permit.

  •
  Project financing.

        Subject to financing, the Company intends to proceed with the preparation of a revised MIA and a Change of Use of Land permit during 2021. These permits will require several months for preparation, and once submitted, in the normal course the MIA permit may take up to one year for review by SEMARNAT, and in the normal course the Change of Use of Land permit would require approximately three months for a response. The Company expects that preparation of the MIA permit will require a detailed review of the existing field study data, as well as some additional field work. The Change of Use of Land permit will require the completion of a detailed mine plan showing precise locations of buildings, roads, and other excavations along with the associated scheduling. The Company's budget for the above significant events is approximately $1.0 million. In addition, should the Change of Use of Land permit be granted, the Company will be required to pay approximately $1.5 million to government authorities.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2020.

USE OF PROCEEDS

        The net proceeds to the Company from the Offering are estimated to be US$9,630,500.09 after deducting the payment of the Agent's Fee of US$669,500.00 in aggregate, but before deducting the expenses of the Offering (estimated to be approximately US$150,000).

        The Company is an exploration and development stage company and has not generated cash flow from operations. As at December 31, 2019 and during the nine months ended September 30, 2020, the Company had negative cash flow from operating activities. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. In addition, the net proceeds from the Offering may be used to fund such negative cash flow from operating activities. See "Risk Factors".

Principal Purposes

        The Company intends to use the majority of the net proceeds of the Offering for preparation and submission of applications for permits required to commence construction of the Ixtaca Project, additional engineering work, exploration activities, legal and consulting costs, and for general working capital purposes as follows:

Item	Approximate Amount (US$ millions)
1. Permitting and related fees and expenses	$2.24
2. Detailed project engineering and related expenses	$2.67
3. Exploration drilling	$0.78
4. Assay costs	$0.47
5. Geology, mapping, geophysics	$0.16
6. Mineral leases	$0.12
7. Marketing, finance, legal, and administration costs for the next 12 months	$1.48
8. Public company costs for the next 12 months	$0.23
9. General working capital	$1.48

Total	$9.63

        The above noted allocation represents the Company's intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Company. Actual expenditures may differ from the estimates set forth above. There can be no assurances the above objectives will be completed. There also may be circumstances, where for business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. See "Risk Factors".

        All unallocated funds will be added to the general working capital of the Company.

Significant Events, Milestones or Objectives

        The primary business objectives relating to the use of proceeds set out above for the Company over the next 12 months are to prepare and submit the environmental and change of use of land permit applications required for Ixtaca development, to advance the detailed engineering required for such permits and for construction planning, to continue to make such legal submissions as may be advisable in respect of the Amparo, and to continue to explore for additional resources in the area of the Ixtaca deposit.

        The permits noted above will require several months for preparation, and once submitted, in the normal course the MIA permit may take up to one year for review by SEMARNAT, and in the normal course the Change of Use of Land permit would require approximately three months for a response. The Company expects that preparation of the MIA permit will require a detailed review of the existing field study data, as well as some additional field work. The land permit for the change of use will require the completion of a detailed mine plan showing precise locations of buildings, roads, and other excavations along with the associated scheduling. The Company's budget for submitting the permits noted above and paying the related fees, proceeding with the detailed engineering to support permitting and for general mine planning, and for other related activities is approximately $6.0 million.

        In conjunction with the above work, the Company intends to continue exploration at Ixtaca in an effort to expand the known resource in the area.

        There can be no assurances the above events, milestones or objectives will be completed. See "Risk Factors".

PLAN OF DISTRIBUTION

        Pursuant to the Placement Agreement between the Company and the Placement Agent, we have engaged the Placement Agent to act as our exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Offered Securities we are offering by this Prospectus Supplement, and is not required to arrange the purchase or sale of any specific number of Offered Securities or dollar amount, but the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the Offered Securities under the Offering. The Offered Shares will be sold directly to the Purchasers at the Offering Price and the Warrants will be issued to the Purchasers for no additional consideration pursuant to the Purchase Agreement.

        The Placement Agreement provides that the obligations of the Placement Agent are subject to certain conditions precedent, including, among other things, receipt of TSX and NYSE American approvals, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. The Company has agreed to pay to the Placement Agent the Agent's Fee equal to 6.5% of the gross proceeds realized from the Offering in consideration for their services rendered in connection with the Offering. As additional compensation, the Company has agreed to issue that number of AGP Warrants to the Placement Agent as is equal to 2.75% of the total number of Offered Shares sold under the Offering on the Closing Date. Each AGP Warrant will entitle the Placement Agent to purchase one AGP Warrant Share at a price of US$0.80 per AGP Warrant Share at any time following issuance until the date that is three years after the date of issuance. This Prospectus Supplement qualifies the distribution of the AGP Warrants and the AGP Warrant Shares to the Placement Agent or its designee. In addition, the Company has agreed to reimburse the Placement Agent for the fees and disbursements of its counsel and clearing agent fees in an amount not to exceed US$50,000 and to reimburse up to US$15,000 for other non-accountable expenses of the Placement Agent. We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act.

        The Purchase Agreement provides that the Company's obligation to issue and sell the Offered Securities to the Purchasers is subject to the conditions set forth in the Purchase Agreement. The Purchasers' obligations to purchase the Offered Securities is subject to the conditions set forth in the Purchase Agreement as well, including receipt of TSX and NYSE American approvals, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to indemnify the Purchasers against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement.

        The Offering Price for the Offered Shares and the issuance, exercise price and other terms of the Warrants were determined by negotiation among the Company, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Common Shares.

        It is expected that the Closing Date will occur on March 18, 2021 or such later date as the Company, the Placement Agent and the Purchasers may agree. The Purchase Agreement provides that the Purchase Agreement may be terminated by any Purchaser, as to such Purchaser's obligations thereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing Date has not occurred on or before the fifth trading day following the date of the Purchase Agreement.

        We estimate the total expenses of the Offering, which will be payable by us, excluding the Agent's Fee, will be approximately US$150,000. After deducting the Agent's Fee and our estimated offering expenses, we expect the net proceeds from the Offering to be approximately US$9,480,500.

        The Offering is being made only in the United States pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Securities will be offered in the United States directly to the Purchasers.

        For the purposes of the TSX approval, the Company is relying on the exemption set forth in Section 602.1 of the TSX Company Manual available to "Eligible Interlisted Issuers," since the Company's common shares are also listed on the NYSE American and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the offering.

        The Company has applied to list the Offered Shares and Warrant Shares on the NYSE American. Listing will be subject to our fulfillment of all the requirements of the NYSE American. We have also applied to list the Offered Shares and Warrant Shares on the TSX. Listing will be subject to our fulfillment of all the requirements of the TSX.

        The foregoing does not purport to be a complete statement of the terms and conditions of the Placement Agreement and the Purchase Agreement. Copies of the Placement Agreement will be filed with the securities regulatory authorities in Canada on SEDAR and included as exhibits to a current report on Form 6-K to be furnished to the SEC in connection with the Offering.

        The Placement Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of our Common Shares in connection with any offer or sales of Offered Securities pursuant to the Placement Agreement, nor will the Placement Agent and its affiliates bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act, until the Placement Agent has completed its participation in the Offering.

DESCRIPTION OF SECURITIES

Common Shares

        The Company's authorized share capital consists of an unlimited number of Common Shares without par value, of which 121,375,254 Common Shares were issued and outstanding as at March 16, 2021. There are also options outstanding to purchase up to 11,242,000 Common Shares at prices ranging from C$0.41 to C$1.13 and warrants outstanding to purchase up to 13,809,658 Common Shares at prices ranging from C$0.50 to C$1.50, as at March 16, 2021.

        The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote), to receive dividends if, as and when declared by the board of directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Distribution in the form of dividends, if any, will be set by the board of directors. The Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

        Provisions as to the modification, amendment or variation of the rights attached to the share capital of the Company are contained in the Company's articles and the Business Corporations Act (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the Company's shareholders by special resolution (at least 66 2/3% of the votes cast).

        The Common Shares are listed on the TSX under the symbol "AMM" and NYSE American under the symbol "AAU".

Warrants

        The Warrants will not be issued under a warrant indenture and will be represented and governed by the provisions of stand-alone warrant certificates. The following is a brief summary of the material terms of the Warrants and is subject in all respects to the provisions contained in the form of certificate representing and governing the Warrants, the form of which will be included as an exhibit to the Purchase Agreement to be furnished to the SEC in connection with the Offering.

        Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at a price of US$0.80 per Warrant Share (except in the case of a cashless exercise as discussed below) at any time following the Closing Date until 5:00 p.m. (Eastern time) on the date that is three years after the Closing Date. The exercise price is subject to appropriate adjustment in the event of stock dividends and distributions, recapitalization, stock splits, stock combinations, reclassifications or similar events affecting the Common Shares.

        Unless otherwise specified in the applicable Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. By written notice to us and subject to certain conditions, the holder may increase or decrease the foregoing percentage to any other percentage not in excess of 9.99%.

        If at any time during the exercise period of the Warrant, a prospectus or registration statement covering the Warrant Shares issuable upon exercise of the Warrant that are the subject of such exercise notice is not available for the sale of such Warrant Shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the Warrant may be exercised by an election of the holder to receive upon such exercise the "net number" of Warrant Shares determined according to a formula set forth in the warrant certificate.

        Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the warrant certificates to us.

        In the event of any fundamental transaction as described in the warrant certificate and generally including any merger with or into another entity (other than an affiliate of the Company), sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our Common Shares, then the successor or other applicable issuer must assume in writing all of our obligations under the Warrant, including issuance of a Warrant which is exercisable for a corresponding number of common shares equivalent to the number of Common Shares acquirable and receivable upon exercise of this Warrant prior to such fundamental transaction.

        Except as otherwise provided in the warrant certificate or by virtue of such holder's ownership of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Warrants.

        In no event may the exercise price of or the number of Common Shares subject to any Warrant be amended, nor may the right to exercise that Warrant be waived, without the written consent of the holder of that Warrant.

        The Company does not plan on making an application to list the Warrants on the TSX, NYSE American, or any other securities exchange or other trading system.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

        The following summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the "Canadian Tax Act") and the Canada-United States Income Tax Convention (1980) (the "Convention") to the holding and disposition of Common Shares.

        Comment is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention:

  (i)
  is resident solely in the United States;

  (ii)
  is entitled to the benefits of the Convention;

  (iii)
  holds all Common Shares as capital property;

  (iv)
  holds no Common Shares that are "taxable Canadian property" (as defined in the Canadian Tax Act) of the holder;

  (v)
  deals at arm's length with and is not affiliated with the Company;

  (vi)
  does not and is not deemed to use or hold any Common Shares in a business carried on in Canada; and

  (vii)
  is not an insurer that carries on business in Canada and elsewhere;

(each such holder, a "U.S. Resident Holder").

        Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) are generally not themselves entitled to the benefits of the Convention. However, members of or holders of an interest in such entities that hold Common Shares may be entitled to the benefits of the Convention for income derived through such entities. Such members or holders should consult their own tax advisors in this regard.

        Generally, a holder's Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade and does not hold the Common Shares as inventory in the course of carrying on a business.

        Generally, a holder's Common Shares will not be "taxable Canadian property" of the holder at a particular time at which the Common Shares are listed on a "designated stock exchange" (which currently includes the TSX and NYSE American) unless both of the following conditions are met at any time during the 60 month period ending at the particular time:

  (i)
  the holder, persons with whom the holder does not deal at arm's length, or any partnership in which the holder or persons with whom the holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class of the capital stock of the Company; and

  (ii)
  more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Canadian Tax Act), "timber resource properties" (as defined in the Canadian Tax Act), or options in respect of or interests in such properties.

        In certain other circumstances, a Common Share may be deemed to be "taxable Canadian property" for purposes of the Canadian Tax Act.

        This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect on the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the Canada Revenue Agency ("CRA"). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

        This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

        A U.S. Resident Holder who disposes or is deemed to dispose of one or more Common Shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

        A U.S. Resident Holder to whom the Company pays or is deemed to pay a dividend on the holder's Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder's account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering, the exercise, disposition, and lapse of Warrants acquired pursuant to the Offering, and the acquisition, ownership, and disposition of Warrant Shares received upon exercise of the Warrants.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares, Warrants and Warrant Shares pursuant to the Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares, Warrants, and Warrant Shares.

        No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the United States-Canada tax convention ("U.S. Treaty"), that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares, Warrants or Warrant Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Offered Shares, Warrants or Warrant Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Offered Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are subject to special tax accounting rules with respect to Offered Shares, Warrants or Warrant Shares; (j) are U.S. expatriates or former long-term residents of the U.S.; (k) are subject to taxing jurisdictions other than, or in addition to, the United States or (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares, Warrants or Warrant Shares.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Offered Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

Tax Consequences Not Addressed

        This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Offered Shares and Warrants

        For U.S. federal income tax purposes, under the Offering, a U.S. Holder will be treated as acquiring one Offered Share and one-half of one Warrant for the Offering Price. The Offering Price will need to be allocated between these two components in proportion to their relative fair market values at the time of purchase by the U.S. Holder. This allocation of the Offering Price will establish a U.S. Holder's initial tax basis for U.S. federal income tax purposes in the Offered Share and one-half of one Warrant, respectively. However, the IRS will not be bound by the allocation of the Offering Price by the Company or any U.S. Holder, and therefore, the IRS or a U.S. court may not respect such allocation. Each U.S. Holder should consult its own tax advisor regarding the allocation of the Offering Price.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

        The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Exercise of Warrants

        A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder's initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder's holding period for the Warrant Share received on the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

        In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

        Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

        Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or the Company's assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Company at "U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares and Warrant Shares — Distributions on Offered Shares and Warrant Shares" below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares and Warrant Shares

        The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares and Warrant Shares

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company's current or accumulated "earnings and profits", as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Offered Shares or Warrant Shares (see "Sale or Other Taxable Disposition of Offered Shares and Warrant Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Offered Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Offered Shares or Warrant Shares generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the U.S. Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC

(as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares and Warrant Shares

        Upon the sale or other taxable disposition of Offered Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Offered Shares or Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares or Warrant Shares have been held for more than one year.

        Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

        If the Company were to constitute a "passive foreign investment company" or "PFIC" under Section 1297 of the Code (a "PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares, Warrants and Warrant Shares. Based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares, Warrants or Warrant Shares.

        In addition, in any year in which the Company is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

        The Company will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

        Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

        If the Company were a PFIC in any tax year and a U.S. Holder held Offered Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to

"excess distributions" made by the Company on the Offered Shares, Warrants or Warrant Shares and with respect to gain from the disposition of Offered Shares, Warrants or Warrant Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Offered Shares, Warrants or Warrant Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Offered Shares, Warrants or Warrant Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares, Warrants or Warrant Shares ratably over its holding period for the Offered Shares, Warrants or Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

        While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to "excess distributions" and dispositions described above. However, under the proposed Treasury Regulations, for the purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires the Warrant (and not the date the Warrants are exercised). This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Offered Shares under the PFIC rules and the applicable elections differently. In addition, a QEF Election may not be made with respect to the Warrants and it is unclear whether the Mark-to-Market Election may be made with respect to the Warrants.

        U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

        Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, Warrants and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares or Warrant Shares (or with respect to any deemed dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

        Under U.S. federal income tax law certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Holders may be subject to these reporting requirements unless their Offered Shares, Warrants, and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

        Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares, Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

        The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES, WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

PRIOR SALES

        The following tables summarize the details of the Common Shares and any securities convertible or exchangeable for Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus.

Common Shares

Date of Issuance	Price per Common Share ($)	Number of Common Shares	Reason for Issuance
March 27, 2020(1)	0.37	5,509,658	Private placement
June 23, 2020	0.47	5,000	Options exercised
June 23, 2020	0.41	15,000	Options exercised
August 6, 2020(2)	0.65	3,100,000	Private placement
September 17, 2020	0.83	15,000	Options exercised
September 18, 2020	1.25	25,000	Options exercised
September 21, 2020	0.50	20,000	Warrants exercised
September 23, 2020	0.79	50,000	Options exercised
September 23, 2020	1.25	13,818	Options exercised
September 29, 2020	1.14	25,416	Options exercised
September 30, 2020	0.83	23,000	Options exercised
November 3, 2020	0.86	20,000	Options exercised
November 6, 2020	0.86	5,000	Options exercised
November 19, 2020	0.86	30,000	Options exercised
December 10, 2020	0.86	66,643	Options exercised
February 1, 2021	0.84	100,000	Options exercised
February 4, 2021	0.84	25,000	Options exercised
February 4, 2021	0.69	25,000	Options exercised
February 5, 2021	0.84	250,000	Options exercised
February 12, 2021	0.69	175,000	Options exercised
February 16, 2021	0.80	75,000	Options exercised
March 2, 2021	0.69	75,000	Options exercised

Stock Options and Warrants

Date of Issuance	Type of Security	Exercise Price per Security ($)	Number of Securities
March 27, 2020(1)	Warrants	0.50	5,509,658
August 6, 2020(2)	Warrants	0.90	3,100,000
March 4, 2020	Options	0.47	1,130,000
April 13, 2020	Options	0.41	115,000
April 29, 2020	Options	0.58	220,000
May 1, 2020	Options	0.62	700,000
June 9, 2020	Options	0.64	2,180,000
October 1, 2020	Options	1.13	1,346,000
December 15, 2020	Options	0.89	972,000
February 9, 2021	Options	0.97	450,000
March 2, 2021	Options	0.96	325,000

Note:

(1)
Issued pursuant to a non-brokered private placement involving the issuance of 5,509,658 units at $0.37 per unit. Each unit consists of one Common Share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one Common Share at a price of $0.50 per share until March 27, 2023.

(2)
Issued pursuant to a non-brokered private placement involving the issuance of 3,100,000 units at $0.65 per unit. Each unit consists of one Common Share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one Common Share at a price of $0.90 per share until August 6, 2023.

 TRADING PRICE AND VOLUME

        The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbols "AMM" and "AAU", respectively. The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the TSX.

Month	High ($)	Low ($)	Volume
March 2020	0.61	0.31	1,203,184
April 2020	0.68	0.38	911,431
May 2020	0.68	0.54	830,312
June 2020	0.77	0.61	657,165
July 2020	0.97	0.64	4,525,641
August 2020	1.10	0.80	3,268,917
September 2020	1.43	0.83	2,860,683
October 2020	1.35	1.00	1,609,617
November 2020	1.60	1.22	2,298,282
December 2020	1.40	0.59	5,540,452
January 2021	1.08	0.61	3,047,301
February 2021	1.52	0.83	4,698,693
March 1 – 16, 2021	1.00	0.72	1,147,927

        The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the NYSE American.

Month	High (US$)	Low (US$)	Volume
March 2020	0.42	0.21	9,422,503
April 2020	0.49	0.26	8,672,321
May 2020	0.49	0.38	7,584,731
June 2020	0.59	0.45	7,659,342
July 2020	0.75	0.47	18,296,782
August 2020	0.84	0.60	14,959,843
September 2020	1.09	0.64	17,091,444
October 2020	1.03	0.75	14,704,088
November 2020	1.24	0.93	12,037,097
December 2020	1.07	0.45	50,040,282
January 2021	0.85	0.46	106,858,051
February 2021	1.20	0.65	172,448,443
March 1 – 16, 2021	0.7755	0.57	39,544,483

        At the close of business on March 16, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares as quoted by the TSX was $0.74 and on the NYSE American was US$0.6058.

RISK FACTORS

        An investment in securities of the Company is subject to certain risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set out or incorporated by reference in this Prospectus currently and from time to time, investors should carefully consider the risk factors incorporated by reference in this Prospectus referred to below. Any one of such risk factors could materially affect the Company's business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company's business, financial condition, operations or prospects. Investors should carefully consider the risks described under the headings "Item 3. Key Information — Risk Factors", "Item 4. Information on the Company — Business Overview", "Item 4. Information on the Company — Principal Property Interests", "Item 5. Operating and Financial Review and Prospects" and in the exhibits attached to the Annual Information Form incorporated by reference herein, the risk factors described in the Annual MD&A and the risk factors set forth below. See "Documents Incorporated by Reference."

Risks Related to the Offering

        The Offered Securities should be considered a speculative investment due to the high-risk nature of the Company's business, and investors should carefully consider all of the information disclosed in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated herein and therein prior to making an investment in the Company. In addition, the following risk factors should be given special consideration when evaluating an investment in the Common Shares.

Return on securities not guaranteed

        There is no guarantee that the Offered Shares or Warrants will earn any positive return in the short term or long term. Investing in the Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Investing in the Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the use of proceeds

        The Company currently intends to allocate the net proceeds received from the Offering as described under "Use of Proceeds" in this Prospectus Supplement. However, management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company's results of operations and financial condition may suffer and, consequently, could adversely affect the price of the Company's securities on the open market.

Future Sales or Issuances of Securities

        The Company may issue or sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions (including pursuant to this Offering). The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company's stock options, warrants or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and on the NYSE American may decrease due to the additional amount of Common Shares available in the market.

Liquidity

        Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and NYSE American or achieve listing on any other public stock exchange. There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell Common Shares.

Cash Flow from Operations and the Need for Additional Financing

        To date, the Company has had negative cash flow from operating activities. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. If Almaden continues to have negative cash flow into the future, it may need to allocate additional financing proceeds to funding this negative cash flow in addition to its operational expenses. Almaden may require additional financing to fund its operations to the point where it is generating positive cash flows. Continued negative cash flow may restrict Almaden's ability to pursue its business objectives.

        In addition, Almaden's continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or Almaden's going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Almaden. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. In addition, from time to time, Almaden may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase Almaden's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for Almaden to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Risks Related to the Warrants

        There is no established public trading market for the Warrants, and the Company does not expect such a market to develop. In addition, the Company does not plan on making an application to list the Warrants on the TSX, NYSE American, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

        Except in limited circumstances specified in the Warrants, holders of the Warrants will not be entitled to any voting rights, dividends or other rights as shareholders of the Company, prior to the exercise of their Warrants.

        The Warrants have an exercise price of US$0.80 per Warrant Share and expire three years after the Closing Date. If the price of our Common Shares does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences

        Based in part on current business plans and financial expectations, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Offered Shares, Warrants or Warrant Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

Risks Related to the Company

Update on Permitting Risks

        In December 2020, the Company received notification from SEMARNAT that its environmental permit application (defined above as the "MIA") for the Ixtaca Project submitted in 2019 did not receive approval. There is no assurance that any future MIA permit application will be successful. Such an application may be subject to challenge or litigation by third parties, which may delay any decision in respect of the MIA application or which may inhibit the Company's ability to proceed with the Ixtaca Project even in the event of a positive outcome to the planned resubmitted MIA application. Under Mexican law, in addition to the MIA permit, a number of additional permits from Federal, State, and Municipal authorities, including a Change of Use of Land permit, an explosives permit, a water usage permit, and permits relating to power line construction and electrical use, among others, will be required before proceeding to construction and operation of the Ixtaca Project.

        Until the MIA is approved, for which there is significant uncertainty about time and outcome, and other necessary permits as described herein are obtained, any funds raised by the Company cannot be used to proceed to construction and operation of the Ixtaca Project and may be used for working capital, including expenditures relating to permitting costs, exploration and drilling activities, land acquisition, mill storage, community activities within the social area of impact of the project and contingencies.

        The Company notes that since early 2019 there have been three different changes of the minister in charge of SEMARNAT. Although there have not been any substantive changes in that time to the laws that govern the mining industry, the social and political dialogue surrounding the role and responsibilities of mining in Mexico has been dynamic. For example, in an address to the Mexican Congress on November 4, 2020, the current head of SEMARNAT stated that no new open pit mining concessions would be allowed in Mexico, notwithstanding the absence of any current statutory prohibitions under Mexican law.

Update on Mineral Title Risks

        The Tuligtic Property, which includes the Ixtaca Project, is the Company's only property as of the date of the prospectus. The Tuligtic Property includes claims over the Ejido Lands, which are subject to the Amparo filed on April 7, 2015. In the event of a negative outcome on the Amparo, as a result of a new MIA application, or for other reasons, consultation with indigenous communities by Mexican authorities and the Company may be required as a part of the permitting process for the Ixtaca Project. In the event consultation is required, this may halt or result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities. The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. The Company is not able to provide a timeframe regarding when a decision may be forthcoming from the Collegiate Court on the lower court decision of the Amparo. Additionally, the operations of the Collegiate Courts have been disrupted by the COVID-19 pandemic and normal response times have been substantially delayed.

        There are significant risks that the outcome of the Amparo proceedings may not be known for an extended period of time, and if the Mineral Title dispute is not decided in a manner favourable to the Company, the Company may lose the ownership of some or all of its mineral claims. If the Company lost all of its mineral claims it would not have a business and investors may lose their entire investment. Therefore, an investment in the Company's securities is suitable only for those purchasers who are willing to risk a loss of all of their investment and who can afford to lose all of their investment.

 INTERESTS OF EXPERTS

        Information of a scientific or technical nature in respect of the Ixtaca Project included or incorporated by reference in this Prospectus, including the scientific and technical information disclosed in the Annual Information Form, as described under the heading "Principal Property Interests" on page 31 of the Annual Information Form, has been prepared or certified, as applicable, by Morgan J. Poliquin, P.Eng., Jesse Aarsen, P.Eng., Tracey Meintjes, P.Eng., Edward Wellman PE, PG, CEG, Clara Balasko, P.E., Kristopher Raffle, P.Geo., and Gary Giroux, M.A.Sc., P.Eng. As of the date hereof, Morgan Poliquin, the President and Chief Executive Officer of the Company, holds approximately 1.5% of the Common Shares of the Company. Ms. Balasko, who was one of the authors of the Technical Report, no longer works for SRK Consulting (U.S.), Inc. Accordingly, R. Breese Burnley, P.E. of SRK Consulting (U.S.) Inc. has assumed responsibility for the portions of the scientific and technical information previously attributed to Ms. Balasko. To the best of the Company's knowledge, after reasonable inquiry, as of the date hereof, the other aforementioned individuals and, as applicable, their firms, beneficially own, directly or indirectly, less than 1% of the Common Shares of the Company.

        Davidson & Company LLP is the auditor of the Company and has advised the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

LEGAL MATTERS

        Certain legal matters in connection with the offering will be passed upon on behalf of the Company by Borden Ladner Gervais LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters. As of the date hereof, the partners and associates of Borden Ladner Gervais LLP and Dorsey & Whitney LLP own, directly or indirectly, less than 1% of the Common Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is a British Columbia company. All of the directors and officers of the Company and all but two of the experts named under "Interests of Experts" herein are resident outside of the United States and a substantial portion of the Company's assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. The Company has been advised by its Canadian counsel, Borden Ladner Gervais LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Borden Ladner Gervais LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of securities under this Prospectus.

        Edward Wellman and R. Breese Burnley, each a person named as having prepared or certified a report which is referenced in this Prospectus or in a document incorporated by reference, reside outside of Canada (see "Interests of Experts" above). Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Purchasers of Warrants will have a contractual right of rescission against the Company in respect of the exercise of the Warrants. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus or an amendment thereto contains a misrepresentation, provided that: (i) exercise takes place within 180 days of the date of the purchase of the Warrants under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Warrants under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

AUDITOR, TRANSFER AGENT AND REGISTRAR

        The auditor of the Company is Davidson & Company LLP, 1200-609 Granville St, Vancouver, BC V7Y 1G6. The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

OTHER MATERIAL FACTS

        There are no other material facts relating to the securities proposed to be offered under this Prospectus Supplement which are not previously disclosed above, in accompanying Base Shelf Prospectus, or in the documents incorporated by reference herein.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation authorities in all provinces of Canada except Québec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Almaden Minerals Ltd. at Suite 210, 1333 Johnston Street, Vancouver, British Columbia, V6H 3R9, telephone (604) 689-7644, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	February 25, 2021

US$60,000,000

Common Shares
Warrants
Subscription Receipts
Units

Almaden Minerals Ltd. ("Almaden", the "Company", "we" or "us") may offer and sell from time to time (i) common shares ("Common Shares"), (ii) warrants to purchase Common Shares ("Warrants"), (iii) subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants ("Subscription Receipts"), (iv) securities comprised of more than one of Common Shares, Warrants and/or Subscription Receipts, offered together as a unit ("Units") (collectively, the "Securities") or a combination thereof in one or more series or issuances up to an aggregate total offering price of US$60,000,000 during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

Almaden is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, all of the Company's directors and officers are residents of Canada, and some or all of the experts named in this Prospectus are residents outside of the United States, and all or a substantial portion of our assets and the assets of our officers and directors and those experts are located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state or Canadian securities commission or regulatory authority nor has the SEC or any state or Canadian securities commission or regulatory authority passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading "Certain Federal

Income Tax Considerations" as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All applicable information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirement is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. This Prospectus may qualify an "at-the market distribution" as defined in National Instrument 44-102 — Shelf Distributions ("NI 44-102"). A Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company, if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. However, no underwriter or dealer involved in an "at-the-market distribution", as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See "Plan of Distribution".

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "AMM" and the NYSE American LLC (the "NYSE American") under the symbol "AAU". On February 24, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $1.00 and on the NYSE American was US$0.81. Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be "at the-market distributions" as defined in NI 44-102 including sales made directly on the NYSE American or the TSX or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. See "Plan of Distribution".

The Company's head office is located at Suite 210, 1333 Johnston Street, Vancouver, British Columbia, V6H 3R9 and its registered office is located at 1177 West Hastings Street, Suite 1710, Vancouver, BC, Canada, V6E 2L3.

Edward Wellman and R. Breese Burnley, each a person named as having prepared or certified a report which is referenced in this Prospectus or in a document incorporated by reference, reside outside of Canada (see "Interests of Experts" below). Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading "Risk Factors" and elsewhere in this Prospectus, in documents incorporated by reference in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See "Currency Presentation and Exchange Rate Information".

        Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with different information. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Information contained on the Company's website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

        References to "Almaden", the "Company", "we" or "us" include direct and indirect subsidiaries of Almaden, where applicable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus, including the documents incorporated by reference herein, contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable United States securities laws (referred to herein as "forward-looking information"). Forward-looking information includes statements that use forward-looking terminology such as "plans", "expects", "budget", "estimates", "intends", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements included in or incorporated by reference into this Prospectus include, but are not limited to, statements with respect to: anticipated results and developments in the Company's operations; planned exploration and development on the Company's Ixtaca gold and silver project on the Tuligtic Property (the "Ixtaca Project"); planned expenditures and budgets and the execution thereof; the feasibility of the Ixtaca Project; the Company's forecasts and expected cash flows; the Company's projected capital and operating costs; the Company's expectations regarding mining and metallurgical recoveries; mine life and production rates; disclosure regarding the permitting review process for the Ixtaca Project; the impact of legal actions in Mexico including the impact of the Amparo (as defined below) proceedings; the Company's plans to re-submit a revised MIA to Secretaría de Medio Ambiente y Recurso Naturales' ("SEMARNAT"); the potential timing of the MIA resubmission; plans to continue regional exploration in an effort to expand the known resource at the Ixtaca Project; the expected extension of the Rock Creek Mill storage; the Company's belief that the Ixtaca Project will, long after final closure, make meaningful and enduring positive contributions to surrounding communities and beyond, the Company's expectation that the project would employ over 400 people over an 11-year mine life and would also provide updated infrastructure to the region, the impact of the project's proposed drystack tailing facilities, the Company's belief that the Ixtaca Project can be a showcase for modern, responsible mineral development in Mexico and define new ground in the realm of sustainable mining; the potential impact of ore sorting results on project economics and design; the potential for further discoveries within the Ixtaca Project area; disclosure regarding potential project financing; permitting time lines and requirements; requirements for additional capital and expected use of proceeds; the Company's cash resources and their adequacy to meet the Company's working capital and mineral exploration needs for its next fiscal year; the possible effect of changes in interest rates and exchange rates on the Company's future operations; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

        Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus including, without limitation, assumptions about: both Almaden's and the applicable Mexican authorities' legal positions; the permitting and legal regimes in Mexico; future economic and political conditions; the timing and costs of future activities on the Company's properties, including but not limited to development and operating costs in the event that a production decision is made; success, timing, accuracy and results of exploration and drilling programs (including metallurgical testing), development and environmental protection and remediation activities; stability and predictability in Mexico's mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; future currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; the ability to comply with environmental, health and safety laws; favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Ixtaca Project; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future metal prices; the current exploration, development, environmental and other objectives concerning the Ixtaca Project being achieved and other corporate activities proceeding as expected; that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated; the accuracy of any mineral reserve and mineral resource estimates; the timing and reliability of sampling and assay data; the accuracy of budgeted exploration and development costs and expenditures; the cut-off grades; the taxation policies which will apply to the Ixtaca Project being consistent with the Company's expectations; the price of other commodities such as fuel; rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; that all necessary governmental and third party approvals, licences and permits for the planned exploration, development and environmental protection activities will be obtained in a timely manner and on favourable terms; obtaining required renewals for existing approvals; sustained labour stability; positive relations with local groups and the Company's ability to meet any obligations under agreements with such groups; stability in financial and capital goods markets; and availability of equipment.

        While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

        Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks related to: resource exploration and development; uncertainty in developing a commercially viable mining operation; impact of environmental impact assessment requirements on the Company's planned exploration and development activities on the Ixtaca Project; history of net losses; lack of cash flow and assurance of profitability; the need for additional capital; uncertainty of obtaining additional funding requirements; governmental regulations and the ability to obtain necessary licences and permits; possible dilution to present and prospective shareholders; the material risk of dilution presented by a large number of outstanding share purchase options and warrants; volatility of share price; mineral prices not supporting corporate profit; unfavourable laws and regulations; political risk in Mexico, crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican rules and regulations; certainty of mineral title and the outcome of litigation; political, economic and social uncertainties; community relations; uncertainty of reserves and mineralization estimates; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in environmental laws; dependence on management and other key personnel; conflicts of interest; foreign operations; changes to Mexican mining taxes; foreign currency fluctuations; operating hazards and risks associated with the mining industry; the ability to manage growth; competition from other mining exploration companies; lack of a dividend policy; cybersecurity risks; foreign incorporation and civil liabilities; the Company being deemed a passive foreign investment company; the relatively low trading volume of the Common Shares; impairment of exploration and evaluation assets; changes in project parameters as plans continue to be refined; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; availability of third party contractors; failure of equipment to operate as anticipated; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restriction operations; the Company's dependence on one mineral project; and the unknown direct and indirect consequences of the COVID-19 pandemic, as well as those factors discussed under the heading "Risks and Uncertainties" in the Annual MD&A (defined below) and in the sections entitled "Item 3. Key Information — Risk Factors", "Item 4. Information on the Company — Business Overview", "Item 4. Information on the Company — Principal Property Interests" and "Item 5. Operating and Financial Review and Prospects" in the Company's Annual Information Form (defined below) and all exhibits attached thereto.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See "Risk Factors" for a discussion of certain factors investors should carefully consider before deciding to invest in the Common Shares.

        The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

        Forward-looking information contained herein is made as of the date of this Prospectus and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

        The disclosure in this Prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. Accordingly, information contained in this Prospectus containing descriptions of the Company's mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION

        Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        The financial statements of the Company incorporated by reference in this Prospectus are reported in Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as "$" or "C$". United States dollars are referred to as "US$".

        The high, low and average rates for the United States dollar in terms of the Canadian dollars for each of the years ended December 31, 2019 and 2018 and each of the two most recent nine-month periods ended September 30 as quoted by the Bank of Canada, were as follows:

	Nine Months ended Sept 30 (C$)		Year ended December 31 (C$)
	2020	2019	2019	2018
High	1.4496	1.3600	1.3600	1.3642
Low	1.2970	1.3038	1.2988	1.2288
Average	1.3541	1.3292	1.3269	1.2957

        On February 24, 2021, the daily average exchange rate for United States dollars expressed in terms of the Canadian dollar, as reported by the Bank of Canada, was US$1.00 = C$1.2548.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the applicable provinces of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of the Company at Suite 210, 1333 Johnston Street, Vancouver, British Columbia, V6H 3R9 and are also available electronically in Canada at www.sedar.com or in the United States through EDGAR at www.sec.gov. The filings of the Company on SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

        The following documents, filed by the Company with the securities commissions or similar authorities in each of the applicable provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  annual information form of the Company filed on Form 20-F for the year ended December 31, 2019 (the "Annual Information Form");

  (b)
  the audited consolidated financial statements of the Company for the years ended December 31, 2019, 2018 and 2017, together with the independent registered public accounting firm's report thereon and the notes thereto;

  (c)
  management's discussion and analysis of the Company for the year ended December 31, 2019 (the "Annual MD&A");

  (d)
  the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020 (the "Interim FS") but excluding the "Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements" contained in the Interim FS;

  (e)
  management's discussion and analysis for the nine months ended September 30, 2020;

  (f)
  the management information circular of the Company dated May 20, 2020 prepared in connection with the annual general meeting of shareholders of the Company held on June 30, 2020;

  (g)
  the material change report filed on August 6, 2020 with respect to the closing of the Company's non-brokered private placement;

  (h)
  the material change report filed on March 31, 2020 with respect to the closing of the Company's non-brokered private placement; and

  (i)
  the material change report filed on December 22, 2020 with respect to an update on permitting for the Ixtaca Project.

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The Company may also incorporate other information filed with or furnished to the SEC under the Exchange Act, provided that information included in any report on Form 6-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

        Upon a new annual information form and the related annual financial statements being filed by the Company with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements (and related management's discussion and analysis for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management's discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) the consent of Davidson & Company LLP; (3) powers of attorney from certain of the Company's directors and officers; and (4) the consents of the "qualified persons" referred to in this Prospectus under "Interests of Experts". A copy of any warrant agreement or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the applicable provinces of Canada on SEDAR at www.sedar.com. The reports and other information filed by the Company with, or furnished to, the SEC can be inspected on the SEC's website at www.sec.gov.

        The Company has filed with the SEC a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

THE COMPANY

        The Company is engaged in the business of the acquisition, exploration and when warranted, development of mineral properties. The sole mineral property owned by the Company is the Tuligtic Property which hosts the Ixtaca Project, located in Puebla State, Mexico. The Ixtaca Project is 100% owned by the Company, subject to a 2% net smelter return royalty held by Almadex Minerals Ltd. The Ixtaca Project is at the exploration and development stage.

        For a further description of the business of the Company, see the item entitled "Information on the Company" in the Annual Information Form.

RECENT UPDATES

Permitting Update

        On December 21, 2020, the Company announced that it has received notification from the Mexican federal permitting authority, SEMARNAT, that the Company's initial environmental permit application ("MIA"), a required permit in order to proceed to construction and operation of the Ixtaca Project, did not receive approval. The Company originally submitted the MIA in early 2019.

        The Company notes that since submitting its original MIA application there have been three different changes of the minister in charge of SEMARNAT. Although there have not been any substantive changes in that time to the laws that govern the mining industry, the social and political dialogue surrounding the role and responsibilities of mining in Mexico has been dynamic. For example, in an address to the Mexican Congress on November 4, 2020, the current head of SEMARNAT stated that no new open pit mining concessions would be allowed in Mexico, notwithstanding the absence of any current statutory prohibitions under Mexican law.

        The reasons cited by SEMARNAT for not approving the MIA include insufficient technical information regarding the impacts of the Ixtaca Project on the environment, local and regional area. Although not formally vested with authority on indigenous matters under a specific local body of law, SEMARNAT also expressed its opinion that indigenous persons are present in the area affected by the Ixtaca Project and indicated that this needs to be addressed in the context of obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities.

        Following its review of SEMARNAT's reasons, the Company engaged in conversations with a range of project and industry stakeholders in Mexico. Almaden remains convinced that the Ixtaca Project can be a showcase for modern, responsible mineral development in Mexico and to define new ground in the realm of sustainable mining. Accordingly, during 2021 the Company will be working towards submitting a revised MIA permit application which incorporates additional data presently available to the Company as well as data to be gathered in further field studies. In the meantime, the Company also plans to continue regional exploration in an effort to expand the known resource at the Ixtaca Project.

        There is no assurance that any future MIA permit application will be successful. Such an application may be subject to challenge or litigation by third parties, which may delay any decision in respect of the MIA application or which may inhibit the Company's ability to proceed with the Ixtaca Project even in the event of a positive outcome to the MIA application. Under Mexican law, in addition to the MIA permit, a number of additional permits from Federal, State, and Municipal authorities, including a Change of Use of Land permit, an explosives permit, a water usage permit, and permits relating to powerline construction and electrical use, among others, will be required in order to proceed to construction and operation of the Ixtaca Project. Almaden reiterates its commitment to comply with Mexican law.

        Almaden is able to access and conduct exploration activities at the Ixtaca Project, including exploration drilling and field activities relating to the preparation of permits necessary for construction and operation of the Ixtaca Project without a MIA permit.

Mineral Title Lawsuit Update

        In April 2019, in a lawsuit (the "Amparo") involving mining concessions held by Almaden which includes the Ixtaca Project, a lower court in Puebla State ruled that Mexico's mineral title system is unconstitutional on the basis that consultation of indigenous communities is not required before the granting of mineral title.

        Mexico's Federal Congress, Senate and Ministry of the Economy have each filed appeals against this decision before the Collegiate (appeals) Court in Mexico, as has the Company as an "interested party" in the action. The Company is not able to provide a timeframe regarding when a decision may be forthcoming from the Collegiate Court. The operations of the Collegiate Courts have been disrupted by the COVID-19 pandemic and normal response times have been substantially delayed. The Company is able to access and work on the Ixtaca Project while the Amparo is before the Collegiate Court.

        On January 13, 2021, the Second Chamber of the Supreme Court of Justice of the Nation ("SCJN") issued a decision concerning a mining property in north Puebla state owned by a company unrelated to Almaden, where the constitutionality of Mexico's mining laws had been challenged. The SCJN, in a unanimous decision, confirmed that Mexico's mining law is constitutional. The Company's Mexican constitutional law attorney has advised that this decision will have to be taken into account in the Amparo being appealed before the Collegiate Court.

        In September, 2020, the second district court in Puebla State informed SEMARNAT that the existence of the Amparo does not prevent SEMARNAT from resolving a MIA in respect of the Ixtaca Project and that SEMARNAT is free to act within its jurisdiction and authority in respect of a MIA review.

        The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. In the event of a negative outcome on the Amparo, as a result of a new MIA application, or for other reasons, consultation with indigenous communities by Mexican authorities and the Company may be required as a part of the permitting process for the Ixtaca Project. In the event consultation is required, this may halt or result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

Mineral Tenure Update

        On December 1, 2020, the Company announced that a Mexican court denied the appeal filed by the Company in October 2019 objecting to the reinstatement by the Mexican mining authorities of approximately 7,000 Ha of mineral claims surrounding the Ixtaca Project, which the Company had previously dropped. This court decision upheld the action of Mexican mining authorities that reinstated the Company's original mineral claims covering the Ixtaca Project (the "Original Concessions") as the Company's sole mineral claims over the Ixtaca Project, and leaving the reduced mineral claims the Company was awarded in 2017 (the "New Concessions") as held without effect.

        The Company is currently studying the reasons for this judgement in order to plan next steps. In the meantime, the Original Concessions provide the Company with the same exploration and mining rights over the Company's Ixtaca Project as the New Concessions would, with the exception that the Company's mineral rights in the area are 7,000 Ha larger than they would otherwise be. The Company may not access or conduct any mining activities (including exploration/drilling activities) on the surface land of the Ejido Tecoltemi which constitutes 330 hectares at the extreme southeast edge of the Original Concessions in an area which the Company had sought to drop from its reduced mineral claims (the "Ejido Lands"). The Original Concessions over the Ejido Lands are subject to the Amparo. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project. Almaden continues to file taxes and assessment reports on the reduced concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding taxes on the Original Concessions. Almaden is presently working to clarify what additional taxes, if any, may be payable on the Original Concessions.

Update on Ixtaca Project

        On December 11, 2018, the Company announced the results of a feasibility study titled "Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study", which was prepared in accordance with NI 43-101. An update to the feasibility study was filed on SEDAR on October 3, 2019 (the "Technical Report").

        Certain feasibility study highlights are provided below. (Base case uses US$1,275 gold per ounce and US$17 per ounce silver prices. Gold and silver equivalency calculations assume a 75:1 ratio).

  •
  Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over the first six years;

  •
  After-tax internal rate of return of 42% and after-tax payback period of 1.9 years;

  •
  After-tax net present value of US$310 million at a 5% discount rate; and

  •
  Initial capital cost estimate of US$174 million.

        To date, the Company has invested approximately US$58 million in the discovery and advancement of the Ixtaca Project. In addition to the capital cost estimate of US$174 million, none of which has been spent to date, the Company anticipates incurring additional project expenditures of less than $10 million, exclusive of corporate general, administrative, discretionary exploration drilling, and financing costs, through to the commencement of construction, with such amounts relating to permitting costs, land acquisition, mill storage, and contingencies. Land acquisition costs generally refer to private acquisition agreements with surface landowners in order to facilitate the Change of Use of Land permit. The $10 million expenditure mentioned in this paragraph is not required for the purposes of maintaining the Ixtaca Project. Funding of this expenditure is anticipated to come through future equity offerings of the Company.

        The Company expects to keep the Rock Creek Mill in storage until the MIA permit is approved. The Rock Creek Mill has been dismantled and prepared for shipping.

        The significant events remaining prior to being in a position to commence construction are as follows:

  •
  MIA permit application and approval.

  •
  Change of Use of Land permit.

  •
  Project financing.

        Subject to financing, the Company intends to proceed with the preparation of a revised MIA and a Change of Use of Land permit during 2021. These permits will require several months for preparation, and once submitted, in the normal course the MIA permit may take up to one year for review by SEMARNAT, and in the normal course the Change of Use of Land permit would require approximately three months for a response. The Company expects that preparation of the MIA permit will require a detailed review of the existing field study data, as well as some additional field work. The Change of Use of Land permit will require the completion of a detailed mine plan showing precise locations of buildings, roads, and other excavations along with the associated scheduling. The Company's budget for the above significant events is approximately $1.0 million. In addition, should the Change of Use of Land permit be granted, the Company will be required to pay approximately $1.5 million to government authorities.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2020.

USE OF PROCEEDS

        Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the Company intends to use the net proceeds from the sale of Securities for general working capital purposes which may include preparation and submission of applications for permits required to commence construction of the Ixtaca Project, additional engineering work, exploration activities, legal and litigation costs and indigenous consultation costs, among other things, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. More detailed information regarding the use of proceeds, and the amount of net proceeds to be used for any such purposes will be set forth in any applicable Prospectus Supplement. The Company may invest net proceeds which it does not immediately use. Such investments may include short-term marketable investment grade securities.

        The Company is an exploration and development stage company and has not generated cash flow from operations. As at December 31, 2019 and during the nine months ended September 30, 2020, the Company had negative cash flow from operating activities. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

PLAN OF DISTRIBUTION

        The Company may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Company may issue and sell up to an aggregate total offering price of US$60,000,000.

        The Company may sell the Securities, separately or together, to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX, the NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

        In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an "at the market distribution", as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

        Unless otherwise specified in the applicable Prospectus Supplement, the Warrants, Subscription Receipts and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Warrants, Subscription Receipts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

        The Company's authorized share capital consists of an unlimited number of Common Shares without par value, of which 121,300,254 Common Shares were issued and outstanding as at February 24, 2021. There are also options outstanding to purchase up to 10,992,000 Common Shares at prices ranging from C$0.41 to C$1.13 and warrants outstanding to purchase up to 13,809,658 Common Shares at prices ranging from C$0.50 to C$1.50, as at February 24, 2021.

        The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote), to receive dividends if, as and when declared by the board of directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Distribution in the form of dividends, if any, will be set by the board of directors. The Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

        Provisions as to the modification, amendment or variation of the rights attached to the share capital of the Company are contained in the Company's articles and the British Columbia Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the Company's shareholders by special resolution (at least 66 2/3% of the votes cast).

        The Common Shares are listed on the TSX under the symbol "AMM" and NYSE American under the symbol "AAU".

Warrants

        Warrants may be issued independently or together with other Securities, and Warrants sold with other Securities may be attached or separate from the other Securities. Warrants may be issued under and governed by the terms of one or more warrant indentures (each a "Warrant Indenture") between the Company and a warrant trustee (the "Warrant Trustee") that will be named in the relevant Prospectus Supplement. Each Warrant Trustee will be a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. The Warrants may also be issued without the benefit of a Warrant Indenture, under a warrant certificate (each a "Warrant Certificate"), which will itself contain the terms of the Warrants.

        This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture or Warrant Certificate. Prospective investors should refer to the applicable Warrant Indenture, as applicable, relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of the form of Warrant Indenture, if any, will be filed with the applicable securities regulatory authorities in Canada and the United States.

        The applicable Prospectus Supplement relating to any Warrants offered by the Company will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

  •
  the designation and aggregate number of Warrants;

  •
  the price at which the Warrants will be offered;

  •
  the currency or currencies in which the Warrants will be offered;

  •
  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  •
  the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

  •
  the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

  •
  the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

  •
  whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

  •
  whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

  •
  whether the Warrants will be listed on any exchange;

  •
  whether the Warrants will be governed by a Warrant Indenture or Warrant Certificates;

  •
  material United States and Canadian federal income tax consequences of owning the Warrants; and

  •
  any other material terms or conditions of the Warrants.

        It is the Warrant Indenture, as supplemented by any applicable supplemental indenture, or the Warrant Certificate, as the case may be, and not the summary in the applicable Prospectus Supplement, which defines the rights of a holder of Warrants. There may be other provisions in the Warrant Indenture or the Warrant Certificate, as the case may be, which are important to a purchaser of Warrants. Such purchaser of Warrants should read the Warrant indenture or the Warrant Certificate, as the case may be, for a full description of the terms of the Warrants, the terms of which shall prevail to the extent of any inconsistency.

Rights of Holders Prior to Exercise

        Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights as holders of the Common Shares issuable upon exercise of the Warrants.

Global Securities

        Warrants may be issued in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

        If Warrants are issued pursuant to a Warrant Indenture, the Warrant Indenture will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture.

        The Company may amend any Warrant Indenture, Warrant Certificates and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

Subscription Receipts

        The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Company and an escrow agent (the "Escrow Agent") that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

        The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering or Subscription Receipts will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Company has entered into it.

        The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the designation and aggregate number of such Subscription Receipts being offered;

  •
  the price at which such Subscription Receipts will be offered;

  •
  the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by the holders of such Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

  •
  the conditions (the "Release Conditions") that must be met in order for holders of such Subscription Receipts to receive, for no additional consideration, Common Shares, Warrants, Units or any combination thereof;

  •
  the procedures for the issuance and delivery of the Common Shares to holders of such Subscription Receipts upon satisfaction of the Release Conditions;

  •
  whether any payments will be made to holders of such Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

  •
  the identity of the Escrow Agent;

  •
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

  •
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

  •
  procedures for the refund by the Escrow Agent to holders of such Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  •
  any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  •
  any entitlement of the Company to purchase such Subscription Receipts in the open market by private agreement or otherwise;

  •
  whether the Company will issue such Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

  •
  whether the Company will issue such Subscription Receipts as bearer securities, as registered securities or both;

  •
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of such Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants, Units or any combination thereof, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  •
  whether the Company will apply to list such Subscription Receipts on any exchange;

  •
  material United States and Canadian federal income tax consequences of owning such Subscription Receipts; and

  •
  any other material terms or conditions of such Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

        The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

        The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

        Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a "Unit". A Unit is typically issued so that the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued and may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

        The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.

        See the descriptions of the other types of Securities that may be issued under this Prospectus for further information.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is subject to United States federal taxation. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

        The following tables summarize the details of the Common Shares and any securities convertible or exchangeable for Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus.

Common Shares

Date of Issuance	Price per Common Share ($)	Number of Common Shares	Reason for Issuance
March 27, 2020(1)	0.37	5,509,658	Private placement
June 23, 2020	0.47	5,000	Options exercised
June 23, 2020	0.41	15,000	Options exercised
August 6, 2020(2)	0.65	3,100,000	Private placement
September 17, 2020	0.83	15,000	Options exercised
September 18, 2020	1.25	25,000	Options exercised
September 21, 2020	0.50	20,000	Warrants exercised
September 23, 2020	0.79	50,000	Options exercised
September 23, 2020	1.25	13,818	Options exercised
September 29, 2020	1.14	25,416	Options exercised
September 30, 2020	0.83	23,000	Options exercised
November 3, 2020	0.86	20,000	Options exercised
November 6, 2020	0.86	5,000	Options exercised
November 19, 2020	0.86	30,000	Options exercised
December 10, 2020	0.86	66,643	Options exercised
February 1, 2021	0.84	100,000	Options exercised
February 4, 2021	0.84	25,000	Options exercised
February 4, 2021	0.69	25,000	Options exercised
February 5, 2021	0.84	250,000	Options exercised
February 12, 2021	0.69	175,000	Options exercised
February 16, 2021	0.80	75,000	Options exercised

Stock Options and Warrants

Date of Issuance	Type of Security	Exercise Price per Security ($)	Number of Securities
March 27, 2020(1)	Warrants	0.50	5,509,658
August 6, 2020(2)	Warrants	0.90	3,100,000
March 4, 2020	Options	0.47	1,130,000
April 13, 2020	Options	0.41	115,000
April 29, 2020	Options	0.58	220,000
May 1, 2020	Options	0.62	700,000
June 9, 2020	Options	0.64	2,180,000
October 1, 2020	Options	1.13	1,346,000
December 15, 2020	Options	0.89	972,000
February 9, 2021	Options	0.97	450,000

Note:

(1)
Issued pursuant to a non-brokered private placement involving the issuance of 5,509,658 units at $0.37 per unit. Each unit consists of one Common Share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one Common Share at a price of $0.50 per share until March 27, 2023.

(2)
Issued pursuant to a non-brokered private placement involving the issuance of 3,100,000 units at $0.65 per unit. Each unit consists of one Common Share and one non-transferable common share purchase warrant. Each warrant allows the holder to purchase one Common Share at a price of $0.90 per share until August 6, 2023.

TRADING PRICE AND VOLUME

        The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbols "AMM" and "AAU", respectively. The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the TSX.

Month	High ($)	Low ($)	Volume
January 2020	0.79	0.64	610,795
February 2020	0.70	0.38	1,153,077
March 2020	0.61	0.31	1,203,184
April 2020	0.68	0.38	911,431
May 2020	0.68	0.54	830,312
June 2020	0.77	0.61	657,165
July 2020	0.97	0.64	4,525,641
August 2020	1.10	0.80	3,268,917
September 2020	1.43	0.83	2,860,683
October 2020	1.35	1.00	1,609,617
November 2020	1.60	1.22	2,298,282
December 2020	1.40	0.59	5,540,452
January, 2021	1.08	0.61	3,047,301
February 1 – 24, 2021	1.52	0.83	4,427,311

        The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the NYSE American.

Month	High (US$)	Low (US$)	Volume
January 2020	0.61	0.49	4,672,205
February 2020	0.50	0.28	8,295,600
March 2020	0.42	0.21	9,422,503
April 2020	0.49	0.26	8,672,321
May 2020	0.49	0.38	7,584,731
June 2020	0.59	0.45	7,659,342
July 2020	0.75	0.47	18,296, 782
August 2020	0.84	0.60	14,959,843
September 2020	1.09	0.64	17,091,444
October 2020	1.03	0.75	14,704,088
November 2020	1.24	0.93	12,037,097
December 2020	1.07	0.45	50,040,282
January, 2021	0.85	0.46	106,858,051
February 1 – 24, 2021	1.20	0.65	167,249,252

        At the close of business on February 24, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares as quoted by the TSX was $1.00 and on the NYSE American was US$0.81.

RISK FACTORS

        An investment in Securities of the Company is subject to certain risks, which should be carefully considered by prospective investors before purchasing such Securities. In addition to the other information set out or incorporated by reference in this Prospectus currently and from time to time, investors should carefully consider the risk factors incorporated by reference in this Prospectus referred to below and the risk factors set forth in any applicable Prospectus Supplement. Any one of such risk factors could materially affect the Company's business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company's business, financial condition, operations or prospects. Investors should carefully consider the risks described under the headings "Item 3. Key Information — Risk Factors", "Item 4. Information on the Company — Business Overview", "Item 4. Information on the Company — Principal Property Interests", "Item 5. Operating and Financial Review and Prospects" and in the exhibits attached to the Annual Information Form incorporated by reference herein, the risk factors described in the Annual MD&A and the risk factors set forth below and in any applicable Prospectus Supplement. See "Documents Incorporated by Reference."

Update on Permitting Risks

        In December 2020, the Company received notification from SEMARNAT that its environmental permit application (defined above as the "MIA") for the Ixtaca Project submitted in 2019 did not receive approval. There is no assurance that any future MIA permit application will be successful. Such an application may be subject to challenge or litigation by third parties, which may delay any decision in respect of the MIA application or which may inhibit the Company's ability to proceed with the Ixtaca Project even in the event of a positive outcome to the planned resubmitted MIA application. Under Mexican law, in addition to the MIA permit, a number of additional permits from Federal, State, and Municipal authorities, including a Change of Use of Land permit, an explosives permit, a water usage permit, and permits relating to powerline construction and electrical use, among others, will be required before proceeding to construction and operation of the Ixtaca Project.

        Until the MIA is approved, for which there is significant uncertainty about time and outcome, and other necessary permits as described herein are obtained, any funds raised by the Company cannot be used to proceed to construction and operation of the Ixtaca Project and may be used for working capital, including expenditures relating to permitting costs, exploration and drilling activities, land acquisition, mill storage, community activities within the social area of impact of the project and contingencies.

        The Company notes that since early 2019 there have been three different changes of the minister in charge of SEMARNAT. Although there have not been any substantive changes in that time to the laws that govern the mining industry, the social and political dialogue surrounding the role and responsibilities of mining in Mexico has been dynamic. For example, in an address to the Mexican Congress on November 4, 2020, the current head of SEMARNAT stated that no new open pit mining concessions would be allowed in Mexico, notwithstanding the absence of any current statutory prohibitions under Mexican law.

Update on Mineral Title Risks

        The Tuligtic Property, which includes the Ixtaca Project, is the Company's only property as of the date of the prospectus. The Tuligtic Property includes claims over the Ejido Lands, which are subject to the Amparo filed on April 7, 2015. In the event of a negative outcome on the Amparo, as a result of a new MIA application, or for other reasons, consultation with indigenous communities by Mexican authorities and the Company may be required as a part of the permitting process for the Ixtaca Project. In the event consultation is required, this may halt or result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities. The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. The Company is not able to provide a timeframe regarding when a decision may be forthcoming from the Collegiate Court on the lower court decision of the Amparo. Additionally, the operations of the Collegiate Courts have been disrupted by the COVID-19 pandemic and normal response times have been substantially delayed.

        There are significant risks that the outcome of the Amparo proceedings may not be known for an extended period of time, and if the Mineral Title dispute is not decided in a manner favourable to the Company, the Company may lose the ownership of some or all of its mineral claims. If the Company lost all of its mineral claims it would not have a business and investors may lose their entire investment. Therefore, an investment in the Company's securities is suitable only for those purchasers who are willing to risk a loss of all of their investment and who can afford to lose all of their investment.

INTERESTS OF EXPERTS

        Information of a scientific or technical nature in respect of the Ixtaca Project included or incorporated by reference in this Prospectus, including the scientific and technical information disclosed in the Annual Information Form, as described under the heading "Principal Property Interests" on page 31 of the Annual Information Form, has been prepared or certified, as applicable, by Morgan J. Poliquin, P.Eng., Jesse Aarsen, P.Eng., Tracey Meintjes, P.Eng., Edward Wellman PE, PG, CEG, Clara Balasko, P.E., Kristopher Raffle, P.Geo., and Gary Giroux, M.A.Sc., P.Eng. As of the date hereof, Morgan Poliquin, the President and Chief Executive Officer of the Company, holds approximately 1.5% of the Common Shares of the Company. Ms. Balasko, who was one of the authors of the Technical Report, no longer works for SRK Consulting (U.S.), Inc. Accordingly, R. Breese Burnley, P.E. of SRK Consulting (U.S.) Inc. has assumed responsibility for the portions of the scientific and technical information previously attributed to Ms. Balasko. To the best of the Company's knowledge, after reasonable inquiry, as of the date hereof, the other aforementioned individuals and, as applicable, their firms, beneficially own, directly or indirectly, less than 1% of the Common Shares of the Company.

        Davidson & Company LLP is the auditor of the Company and has advised the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

 LEGAL MATTERS

        Certain legal matters in connection with the offering will be passed upon on behalf of the Company by Borden Ladner Gervais LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters. As of the date hereof, the partners and associates of Borden Ladner Gervais LLP own, directly or indirectly, less than 1% of the Common Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is a British Columbia company. All of the directors and officers of the Company and all but two of the experts named under "Interests of Experts" herein are resident outside of the United States and a substantial portion of the Company's assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws. The Company has been advised by its Canadian counsel, Borden Ladner Gervais LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Borden Ladner Gervais LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

        Edward Wellman and R. Breese Burnley, each a person named as having prepared or certified a report which is referenced in this Prospectus or in a document incorporated by reference, reside outside of Canada (see "Interests of Experts" above). Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Warrants if offered separately, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

ALMADEN MINERALS LTD.

15,846,154 Common Shares
7,923,077 Common Share Purchase Warrants

A.G.P.

March 17, 2021